EXHIBIT 99.1

Trilogy International Partners Prices US $350 million of Senior Secured Notes

BELLEVUE, Wash., April 21, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (TSX:TRL) (“TIP Inc.”) today announced that its subsidiaries, Trilogy International Partners LLC (“Trilogy LLC”) and Trilogy International Finance Inc. (the “Co-Issuer” and, together with Trilogy LLC, the “Issuers”), priced their private offering of US $350 million aggregate principal amount of senior secured notes (the “Notes”).  The Notes will bear interest at a rate of 8.875% per annum, will be issued at 99.506% of their face value and mature in 2022.

The Notes will be guaranteed by certain of Trilogy LLC’s US-domiciled subsidiaries. The Notes will be secured by (x) a first-priority lien on the equity interests of the Co-Issuer and the guarantors of the notes and (y) a pledge of any intercompany indebtedness owed to Trilogy LLC or any guarantor by Trilogy LLC’s New Zealand subsidiary, Two Degrees Mobile Limited (“2degrees”) or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees.

The offering of the Notes is expected to close on May 2, 2017, subject to satisfaction of customary closing conditions.

The Issuers intend to apply the proceeds of this offering, together with cash on hand, to redeem all of their outstanding 13.375% senior secured notes due 2019 and pay fees and expenses related to this offering.

The Notes are being offered in a private offering exempt from the registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”).  The Notes will be offered only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States, only to non-U.S. investors pursuant to Regulation S. The Notes will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from, or a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  Any offer of the Notes will be made only by means of a private offering memorandum.

Cautionary Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, the proposed offering, the terms of the Notes and the anticipated use of proceeds. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks relating to the need to satisfy the conditions set forth in the purchase agreement for the Notes, the need to satisfy regulatory and legal requirements with respect to the offering and those risks identified in TIP Inc.’s Annual Information Form dated March 27, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of TIP Inc.’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry pioneers John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

CONTACT:
Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900